UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ)
no. 04.032.433/0001 -80
Company Registry ID (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

CONTAX ANNOUNCES LAST DAY FOR THE ADJUSTMENT OF SHAREHOLDER POSITIONS

Rio  de  Janeiro,  January  15,  2010 –  Contax  Participações S.A.  (Bovespa:  CTAX3, CTAX4 and OTC: CTXNY) (“Company”) hereby announces that regarding the reverse stock split of the Company’s shares in the proportion of 50 (fifty) shares to 1 (one) share, with the simultaneous split of the grouped shares, in the proportion of 1 (one) share to 200 (two hundred) shares of the same type, approved on the Extraordinary Shareholders Meeting held on November 13, 2009, and duly informed in a Notice to the Shareholders released in the same day, today is the last day for the Company’s shareholders of common and preferred shares to, at its own discretion, adjust their shareholding positions, by type, in multiples of 50 (fifty) shares, through negotiations on  the  BM&FBOVESPA S.A. –  Bolsa  de  Valores,  Mercadorias e  Futuros.  Starting  on January 18, 2010, the shares representing the capital structure of the Company will be  negotiated  exclusively in  the  resulting  proportion of  the  reverse  stock  split  and simultaneous stock split of the Company’s shares.

Rio de Janeiro, January 15, 2010.

Michel Neves Sarkis
CFO Investor Relations Officer
Contax Participações S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.